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Piecemeal Pies

Bakery, Bar, Restaurant, Pie shop

112 Main St.
Stowe, VT 05672
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Piecemeal Pies is seeking investment to build our second location, bringing high-quality, hand-made, locally sourced meat pies and hard cider to the people of Stowe, VT.
Renovating LocationExpanding LocationAdding A LocationGenerating Revenue
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Early Investor Bonus: The investment multiple is increased to 1.75 for the next $25,000 invested.
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INVESTOR PERKS

Piecemeal Pies is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Piecemeal Enamelware Tumbler Invest $150 or more to qualify. 15 of 15 remaining

Our enamelware is a signature of the Piecemeal experience. As a thank you, we're honored to gift your very own, with our custom logo.

20% off for LIFE Invest $500 or more to qualify. 10 of 10 remaining

When you join us in the Piecemeal journey, we consider you family. We love you, and to thank you for your continued support, we're honored to offer you 20% off any purchase at both locations FOR LIFE!

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About Us

Piecemeal Pies is a British inspired pie shop and local hard cider bar in White River Junction, VT. We specialize in savory meat pies, but really, we love our vegetables and sweets just as much.

Using local, organic, and seasonal ingredients is what we're all about, so we work with farmers to make sure we always have the best vegetables, fruits, and meats possible. We believe that starting with exceptional ingredients grown and raised by people we know, and committing to quality all along the way makes for the tastiest pies. We want to make food that's delicious for the community we love. And we want to offer the best cider around.

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OUR STORY

Piecemeal Pies is a British inspired pie shop and local hard cider bar. Our flagship location is in White River Junction, VT. We are building our second location in the bustling resort town of Stowe, VT!

Our MISSION: Using local, organic, and seasonal ingredients is what we're all about, so we work with farmers to make sure we always have the best vegetables, fruits, and meats possible. We believe that starting with exceptional ingredients grown and raised by people we know, and committing to quality all along the way makes for the tastiest pies. We want to make food that's delicious for the community we love.
The FOOD: We strive to serve exceptional Michelin-star quality food in an approachable comfortable atmosphere. Our concept and style are completely unique, and we know it will be a crave-able addition to Vermont, while drawing attention from greater New England. Favorites include Rabbit & Bacon Pie, Smoked Trout & Sweet Corn Chowder, Earl Grey Lavender Sticky Toffee Pudding, and many more. Our "Boozy Brunch" has become a huge hit in the Upper Valley, and we are excited to bring Spiced Cider Mimosas and Fried Rabbit & Waffles to Stowe.
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THE TEAM
Justin Barrett
Chef/Co-Owner

Chef/Owner Justin Barrett arrived in Vermont in 2010. After graduating from the University of Oregon with a degree in architecture, Justin decided to embrace his love of cooking and move to NYC where he worked at April Bloomfield's Michelin-rated The Spotted Pig and designed and built the Lower East Side's The Fat Radish. Leaving the city, Justin came to Vermont looking for a change of pace, and an opportunity to get back to the proverbial land. He wanted to learn to grow his own food, slaughter his own animals, and to do what he loves most: bring people together over delicious food.

In 2012, Justin spent a year in Maine designing and opening Saltwater Farm at Union Hall as head chef. But he had fallen in love with Vermont in general, and with White River Junction in particular, so he returned home to the Upper Valley. His contribution to the community is Piecemeal Pies – an amalgamation of the experiences, values, and tastes that have shaped his view of just how good rural dining can be.

Josh Brown
Co-Owner

Joshua Brown has been a partner since day one. He has managed some of the busiest restaurants in Florida, upholding exceptional service standards. He brings a vast knowledge of quality service combined with a keen eye for aesthetics, efficient processes and procedures, and replicable systems to ensure consistency financial success.

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2021 BUSINESS PLAN
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Q&A
Here's what some people have said about us over the years:

"Worth getting off I-91" "You know that feeling when you are really really hungry but the thought of a diner or fast food makes you speed a little faster to get to more familiar territory? So, if you're headed north through New England, stop in White River Junction and come hungry. This place is world class — a funky little unpretentious place with a menu that is out of this world… The empanadas, the quiche, the incredibly fresh salads, the inventive fresh sodas, the eggs on polenta… Oh and biscuits? Oh my god they are beyond expectations. Yum! Don't get me started on dessert but pie and or warm cookies… so it may not seem like a low cal spot, but the food feels good. Well made, inventive, filling and so so so worth an hour off the interstate." —TripAdvisor review from a happy brunch customer

Here's what some people have said about us over the years:

"My favorite place to go for lunch in white river! The meat and veggie pies are delicious and the salads are fresh and flavorful. I also appreciate this establishment's commitment to hosting community events and contributing to the livelihood of downtown culture and nightlife:))"

Here's what some people have said about us over the years:

"The most amazing food I've had in the area...very refreshing to see and welcome culture! Excellent rotation of sweets, yummy coffee, delicious food. One of the counter servers could be a tad more welcoming and pleasant, but was attentive enough. Can't otherwise say enough good about this place!"

Here's what some people have said about us over the years:

"Piecemeal has the BEST biscuits ever. Paired with their "dirty chai latte" it's the perfect brunch. Such a great vibe here, the perfect downtown cafe!"

Here's what some people have said about us over the years:

"Worth getting off I-91" "You know that feeling when you are really really hungry but the thought of a diner or fast food makes you speed a little faster to get to more familiar territory? So, if you're headed north through New England, stop in White River Junction and come hungry. This place is world class — a funky little unpretentious place with a menu that is out of this world… The empanadas, the quiche, the incredibly fresh salads, the inventive fresh sodas, the eggs on polenta… Oh and biscuits? Oh my god they are beyond expectations. Yum! Don't get me started on dessert but pie and or warm cookies… so it may not seem like a low cal spot, but the food feels good. Well made, inventive, filling and so so so worth an hour off the interstate." —TripAdvisor review from a happy brunch customer

Here's what some people have said about us over the years:

"My favorite place to go for lunch in white river! The meat and veggie pies are delicious and the salads are fresh and flavorful. I also appreciate this establishment's commitment to hosting community events and contributing to the livelihood of downtown culture and nightlife:))"

Here's what some people have said about us over the years:

"The most amazing food I've had in the area...very refreshing to see and welcome culture! Excellent rotation of sweets, yummy coffee, delicious food. One of the counter servers could be a tad more welcoming and pleasant, but was attentive enough. Can't otherwise say enough good about this place!"

Here's what some people have said about us over the years:

"Piecemeal has the BEST biscuits ever. Paired with their "dirty chai latte" it's the perfect brunch. Such a great vibe here, the perfect downtown cafe!"

Here's what some people have said about us over the years:

"Worth getting off I-91" "You know that feeling when you are really really hungry but the thought of a diner or fast food makes you speed a little faster to get to more familiar territory? So, if you're headed north through New England, stop in White River Junction and come hungry. This place is world class — a funky little unpretentious place with a menu that is out of this world… The empanadas, the quiche, the incredibly fresh salads, the inventive fresh sodas, the eggs on polenta… Oh and biscuits? Oh my god they are beyond expectations. Yum! Don't get me started on dessert but pie and or warm cookies… so it may not seem like a low cal spot, but the food feels good. Well made, inventive, filling and so so so worth an hour off the interstate." —TripAdvisor review from a happy brunch customer

Here's what some people have said about us over the years:

"My favorite place to go for lunch in white river! The meat and veggie pies are delicious and the salads are fresh and flavorful. I also appreciate this establishment's commitment to hosting community events and contributing to the livelihood of downtown culture and nightlife:))"

Here's what some people have said about us over the years:

"The most amazing food I've had in the area...very refreshing to see and welcome culture! Excellent rotation of sweets, yummy coffee, delicious food. One of the counter servers could be a tad more welcoming and pleasant, but was attentive enough. Can't otherwise say enough good about this place!"

Here's what some people have said about us over the years:

"Piecemeal has the BEST biscuits ever. Paired with their "dirty chai latte" it's the perfect brunch. Such a great vibe here, the perfect downtown cafe!"

This is a preview. It will become public when you start accepting investment.
PRESS

Image Magazine - Fall 2019

Read about the exciting things happening at Northern Stage, Gaal Shepherd, Piecemeal Pies, a Scottish castle, and more in the Fall 2019 of Image magazine.

Piecemeal Pies: Pastry Perfection

It takes three days to make a proper meat pie. Perfection cannot be rushed. Justin Barrett has spent years developing and tweaking his British-inspired meat pies, and he can wax rhapsodic about the virtues of a hot water butter crust. “Because it’s not flaky, the crust holds together and doesn’t sog out with the filling.” And that little hole cut into the top crust of each pie? It’s not just for steam to escape. “After the pie has baked, I pour some of the braising liquid back in so the filling stays tender and moist.”

Calculating pie in the Upper Valley: We sampled as many as we could

Last winter, in the interest of science, we here in the newsroom decided to seek out as many doughnuts as we could and write about them. We sampled and took notes and produced a reasonably thorough accounting of the local doughnut landscape.So in...

Chef Justin Barrett Does "Extreme" Farm-to-Table at Piecemeal Pies | Image Magazine

Justin Barrett, chef and owner of Piecemeal Pies in White River Junction, has discovered a simple and straightforward way to do farm to table that works.

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DESIGN INSPIRATIONS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment & Fixtures $25,000
Construction Costs $22,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,472,500 $1,693,375 $1,811,911 $1,902,506 $1,959,581
Cost of Goods Sold $369,912 $425,398 $455,175 $477,933 $492,270
Gross Profit $1,102,588 $1,267,977 $1,356,736 $1,424,573 $1,467,311

EXPENSES

Rent $43,200 $43,200 $43,200 $43,200 $43,200
Additional Rent $8,400 $8,400 $8,400 $8,400 $8,400
Utilities $34,596 $35,460 $36,346 $37,254 $38,185
Insurance $5,280 $5,412 $5,547 $5,685 $5,827
Phone & Internet $1,920 $1,968 $2,017 $2,067 $2,118
Owner draw $72,000 $73,800 $75,645 $77,536 $79,474

Fees $40,494 $41,506 $42,543 $43,606 $44,696
Travel $4,200 $4,305 $4,412 $4,522 $4,635
Linen $1,440 $1,656 $1,771 $1,859 $1,914
Bookkeeping $2,400 $2,460 $2,521 $2,584 $2,648
Maintenance $3,600 $4,140 $4,429 $4,650 $4,789
Loan Payment $46,222 $47,377 $48,561 $49,775 $51,019
Payroll $344,100 $395,715 $423,414 $444,584 $457,921
Paper Goods $44,175 $50,801 $54,357 $57,074 $58,786
Operating Profit $450,561 $551,777 $603,573 $641,777 $663,699

This information is provided by Piecemeal Pies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

MainVest PmP STOWE cash flow 2021-2022.pdf

MainVest PmP STOWE Opening Expenses.pdf

Stowe BIZ PLAN-2021.pdf

Investment Round Status

$50,000

TARGET

$125,000

MAXIMUM

This investment round closes on April 2, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name PIECEMEAL LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.75×

Investment Multiple 1.5×

Business's Revenue Share 1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

Forecasted milestones

Piecemeal Pies forecasts the following milestones:

Build and open a commissary kitchen to supply both locations as well as wholesale to retail chains by [May, 2022]

Open third location in New England by [May, 2023]

Achieve [$2,000,000] revenue per year by [2023].

Other outstanding debt or equity

As of [01.20.21], Piecemeal Pies has debt of [$150,050] outstanding and a cash balance of [$36,540]. This debt is sourced primarily from [SBA] and will be senior to any investment raised on Mainvest. In addition to the Piecemeal Pies's outstanding debt and the debt raised on Mainvest, Piecemeal Pies may require additional funds from alternate sources at a later date.

Risk Factors

The Company Might Need More Capital

Piecemeal Pies's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Piecemeal Pies's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Piecemeal Pies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Piecemeal Pies's core business or the inability to compete successfully against the with other competitors could negatively affect Piecemeal Pies's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Piecemeal Pies's management or vote on and/or influence any managerial decisions regarding Piecemeal Pies. Furthermore, if the founders or other key personnel of Piecemeal Pies were to leave Piecemeal Pies or become unable to work, Piecemeal Pies (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Piecemeal Pies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Piecemeal Pies

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Piecemeal Pies's financial performance or ability to continue to operate. In the event Piecemeal Pies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

Piecemeal Pies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Uninsured Losses

Although Piecemeal Pies will carry some insurance, Piecemeal Pies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Piecemeal Pies could incur an uninsured loss that could damage its business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Piecemeal Pies is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Piecemeal Pies fails to generate enough revenue, you could lose some or all of your money.

Subordination

The Notes shall be subordinated to all indebtedness of Piecemeal Pies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Piecemeal Pies, and the revenue of Piecemeal Pies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

This information is provided by Piecemeal Pies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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